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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                                INTERVOICE, INC.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   461142 10 1
                                 (CUSIP Number)

                                DECEMBER 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[ ]      Rule 13d-1(c)

[x]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 461142 10 1

         1.       Names of Reporting Persons: Daniel D. Hammond (1)
                  I.R.S. Identification Nos. of above persons (entities only).

         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)      [ ]

                  (b)      [ ]

         3.       SEC Use Only

         4.       Citizenship or Place of Organization: USA

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

                  5.       Sole Voting Power: 2,003,426.2

                  6.       Shared Voting Power: 0

                  7.       Sole Dispositive Power: 2,003,426.2

                  8.       Shared Dispositive Power: 0

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,003,426.2

         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         11.      Percent of Class Represented by Amount in Row (9):

                  5.87% based on 34,111,101 shares of Common Stock outstanding as of January 9, 2003

         12.      Type of Reporting Person (See Instructions): IN

(1) Mr Hammond is the former Chairman of the Board and Chief Executive Officer of Intervoice, Inc. He is currently employed as Technical Advisor for Intervoice, Inc.


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ITEM 1(a). NAME OF ISSUER: Intervoice, Inc.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

17811 Waterview Parkway, Dallas, Texas 75252

ITEM 2(a). NAME OF PERSON FILING: Daniel D. Hammond (1)

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 17811 Waterview Parkway, Dallas, Texas 75252

ITEM 2(c): CITIZENSHIP: USA

ITEM 2(d): TITLE OF CLASS OF SECURITIES: Common Stock, without Par Value

ITEM 2(e): CUSIP NUMBER: 461142 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)      [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)      [ ]      An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance with Section
                           240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 2,003,426.2 (2)

         (b)      Percent of class: 5.87% (3)

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote: 2,003,426.2
                           (2) (4)

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 2,003,426.2 (2) (4)

                  (iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

(2) Mr. Hammond directly holds 977,600 shares not outstanding but subject to currently exercisable stock options, 28,838 shares held by his spouse and 340.64 shares in Intervoice, Inc.'s 401(k) Employee Savings Plan.

(3) Based on 34,111,101 shares of Common Stock outstanding as of January 9,
2003.

(4) Mr. Hammond does not have the power to vote or to direct the vote of the
340.64 shares that he holds indirectly through the 401(k) plan. Additionally Mr. Hammond shares with his spouse the right to vote and dispose of the shares owned by his spouse.


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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10. CERTIFICATION

Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    02-03-2003
                                    --------------------------------------------
                                    (Date)
                                    /s/ DANIEL D. HAMMOND
                                    --------------------------------------------
                                    Signature

                                    Daniel D. Hammond
                                    (Name/Title )